EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

LJ INTERNATIONAL CONTINUES CHINA EXPANSION WITH NEW
SHANGHAI FLAGSHIP STORE

HONG KONG and LOS ANGELES, CA — November 19, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced the opening of the new flagship store for its China division, ENZO, in Shanghai. A grand opening ceremony and jewelry show will be held on November 20, 2004.

The ENZO store, located at City Plaza,1618 Nanjing West Road, covers 2,000 square feet and specializes in high-end jewelry products (http://www.ljintl.com/retail). It represents the latest major step in the Company’s expansion into the fast-growing China retail jewelry market, where it plans to have 3-5 stores in operation by the end of 2004 and 30 stores by the end of 2005.

“The new Shanghai store is a symbolic milestone as well as a potentially major source of sales,” said Yu Chuan Yih, LJI’s Chairman and CEO. “Located in Mainland China’s largest city and its economic hub, this store gives our ENZO unit good visibility not only with affluent consumers but also with the business and financial media, investors and the general public. I can think of no better way to start building awareness of our retail brand in China. Starting here, we expect to accelerate the opening of stores in this region and other major Chinese population centers over the coming year.”

LJI’s initial mainland store, a 5,000-square-foot facility with an upscale focus, opened in Hong Kong in mid-March; early sales were running at a monthly rate of approximately $90,000. The Company also has undertaken new marketing initiatives with major retailers including the multinational retailer Carrefour and China Commerce Group operator of several retail outlets including the upscale “China Friendship Shops,” Hualian department stores and Grand Pacific department stores.

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Since June 1, the Company’s China unit has been headed by Elliott Yuen, who has more than two decades of award-winning experience at managing international brands in the Asia-Pacific region.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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